UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2014

Commission File No.: 001-35273

VIEWTRAN GROUP, INC.

Room 1501, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_______________

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 31, 2014, the Board of Directors (the “Board”) of Viewtran Group, Inc. (the “Company”) received a letter of resignation from Dr. Q.Y. Ma, a non-executive and independent director of the Company, effective immediately. Mr. Ma indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

Following Mr. Ma’s resignation, on January 12, 2015, the Board appointed Mr. Jing Xu to serve as a member of the Board to fill the vacancy created by the departure of Dr. Q.Y. Ma, and to serve in such capacity until the next annual meeting of shareholders or until his successor is elected and has qualified. Mr. Xu was also appointed to serve as a member of each of the Company’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee and as the chair of the Compensation Committee of the Company.

Mr. Xu has served as the General Manager of Sales at Huachuang Securities Company Limited since 2011, heading its operations in Chongqing Hongjin.  Prior to that, Mr. Xu held various positions at Haitong Securities Company Limited (Stock Code: 600837.SH; 6837.HK) from 1995 to 2011, most recently as Vice General Manager. From 1992 to 1995, Mr. Xu headed the securities department at the Chongqing branch of the Bank of Communications. Mr. Xu received his master’s degree in economics and management from the School of the Central Committee of Communist Party of China in 2006 and his bachelor’s degree in accounting from Chongqing Technology and Business University in 2002.

Mr. Xu will receive US$33,000 in cash, payable in full on March 31, 2015, as compensation for 2015 for his service as a director of the Company, a member of board committees and the chair of the Compensation Committee of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEWTRAN GROUP, INC.

By:	/s/ Xianhang Wang
Name:	Xianhang Wang
Title:	Chief Executive Officer

Dated: January 16, 2015